                                  SCHEDULE 13G

                                 (RULE 13d-102)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
        (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                             OMNOVA Solutions Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock -- $.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  682129 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(b)
     [ ] Rule 13d-(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.                                                                             PAGE   OF   PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)            |
|     |                                                                                                   |
|     | GenCorp/OMNOVA Solutions Joint Retirement Savings Plan                                            |
|     | IRS Employee Identification No. 25-6321453                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | Check the Appropriate Box if a Member of a Group                                        (a) [   ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC Use Only                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | Citizenship or Place of Organization                                                              |
|     |                                                                                                   |
|     | Fairlawn, Ohio                                                                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|            Number of          |     5 |  Sole Voting Power                                              |
|                               |       |                                                                 |
|             Shares            |       |  None                                                           |
|                               |-------|-----------------------------------------------------------------|
|          Beneficially         |     6 |  Shared Voting Power                                            |
|                               |       |                                                                 |
|            Owned by           |       |  5,176,311                                                      |
|                               |-------|-----------------------------------------------------------------|
|              Each             |     7 |  Sole Dispositive Power                                         |
|                               |       |                                                                 |
|            Reporting          |       |  None                                                           |
|                               |-------|-----------------------------------------------------------------|
|           Person With         |     8 |  Shared Dispositive Power                                       |
|                               |       |                                                                 |
|                               |       |  None                                                           |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | Aggregate Amount Beneficially Owned by Each Reporting Person                                      |
|     |                                                                                                   |
|     | 5,176,311                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | Check if the Aggregate Amount in Row (9) Excludes Certain Shares                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | Percent of Class Represented by Amount in Row (9)                                                 |
|     |                                                                                                   |
|     | 12.5%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | Type of Reporting Person (See Instructions)                                                       |
|     |                                                                                                   |
|     | EP                                                                                                |
-----------------------------------------------------------------------------------------------------------

                                                               Page 3 of 5 pages



                                  SCHEDULE 13G
                                  ------------


Item 1(a).     Name of Issuer:
---------        OMNOVA Solutions Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:
---------        175 Ghent Road
                 Fairlawn, Ohio 44333-3300


Item 2(a).     Name of Person Filing:
---------        GenCorp/OMNOVA Solutions Joint Retirement Savings Plan


Item 2(b).     Address of Principal Business Office:
---------        175 Ghent Road
                 Fairlawn, Ohio 44333-3300


Item 2(c).     Citizenship:
---------        Ohio


Item 2(d).     Title of Class of Securities:
---------        Common Stock, $.10 par value


Item 2(e).     CUSIP Number:
---------        682129 10 0


Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
------         13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or Dealer registered under Section 15 of the Act

               (b) [ ] Bank as defined in Section 3(a)(6) of the Act

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
               Act

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

               (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

               (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

                                                              Page 4 of 5 pages



               (g) [ ] Parent Holding Company, in accordance with
               240.13d-1(b)(ii)(G) (Note: See Item 7)

               (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)


Item 4.        Ownership:
------         (a) Amount Beneficially Owned:
                   5,176,311 shares

               (b) Percent of Class:
                   12.5%

               (c) Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote: None

                   (ii)  shared power to vote or to direct the vote: 5,176,311

                   (iii) sole power to dispose or to direct the disposition of:
                         None. All such power is held by Mellon Bank, N.A.
                         (the "Trustee" of the Plan).

                   (iv) shared power to dispose or to direct the disposition of: None. All such power is held by the Trustee of the Plan.


Item 5.        Ownership of Five Percent or Less of a Class:
------         Not applicable


Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:
------ The Plan is a voluntary joint savings plan for eligible employees of GenCorp Inc., OMNOVA Solutions Inc. and certain of their subsidiaries. The Plan is a joint plan due to the spin-off of OMNOVA Solutions Inc. (as a separate public company) from GenCorp Inc. effective October 1, 1999. The spin-off was accomplished by a distribution of one share of OMNOVA common stock for each share of GenCorp common stock held on the September 27, 1999 record date. Employees who elect to participate in the Plan may select one or more of seven investment options for their contributions, one such option being a fund investing solely in OMNOVA Solutions shares. All matching company contributions are invested in the OMNOVA Solutions stock fund. Under the terms of the Plan, the Trustee receives dividends on shares held in the fund and is required to invest and reinvest the principal and income of the fund in OMNOVA Solutions shares. Participating employees ultimately receive such benefits as result from the performance of the fund upon their election to take a distribution of their allocated shares from the fund.


Item 7.        Identification and Classification of the Subsidiary Which
------         Acquired the Security Being Reported on by the Parent Holding
               Company:
               Not applicable


Item 8.        Identification and Classification of Members of the Group:
------ The Trustee and employees of GenCorp Inc. and OMNOVA Solutions Inc. who participate in the Plan.

                                                               Page 5 of 5 pages



Item 9.        Notice of Dissolution of Group:
------         Not applicable


Item 10.       Certification:
------- By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 7, 2000
-------------------
  Date


   /s/ C. A. Slack
By ________________
   C. A. Slack


Secretary of OMNOVA Solutions Inc. on behalf of the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan
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  Title